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Martin H. Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

July 14, 2015

Via EDGAR AND OVERNIGHT DELIVERY

Edward P. Bartz Senior Counsel Division of Corporation Finance U.S. Securities and Exchange Commission Mail Stop 3010 Washington, D.C. 20549-6010

Re:	Business Development Corporation of America II File No. 333-197447

Dear Mr. Bartz:

This letter sets forth the response of our client, Business Development Corporation of America II (the “Fund”) to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a telephone conversation that occurred on June 8, 2015 regarding Post-Effective Amendment No. 1 filed with the Commission on April 17, 2015 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), originally filed with the Commission on July 16, 2014 and as amended or supplemented from time to time. The Issuer filed Post-Effective Amendment No. 2 (“Post-Effective Amendment No. 2”) to the Registration Statement on July 14, 2015 to address the comments raised by the Staff and as set forth below. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Prospectus Cover Page

1.             Comment: Change the disclosure on the cover page and elsewhere in the prospectus included in the Registration Statement (the “Prospectus”) so it does not imply that any shares have been sold until after the minimum offering is met.

Response: The Fund has made the requested revisions to the cover page of the Prospectus as shown in the blackline below:

We will not sell any shares unless, by September 8, 2015, we have received subscriptions totaling gross offering proceeds of at least $2.0 million...

The Fund has also made conforming changes as necessary throughout the Prospectus.

2.             Comment: Throughout the Prospectus, change references regarding the minimum offering amount requirement from “one year from the date of this prospectus” to September 8, 2015, since the “date of the prospectus” will change each time a new 497 prospectus is filed.

Edward P. Bartz
July 14, 2015

Response: The Fund has made the requested revisions as indicated in the response to comment 2.

3.             Comment: Revise the formatting of the bulleted risks to be included on the outside front cover of the Prospectus rather than the inside front cover of the Prospectus.

Response: The Fund has made the requested revision to the cover page of the Prospectus.

Prospectus Summary — Investment Advisory Fees (Page 10)

4.             Comment: Disclose why the income fee is “subordinated” or strike the word from the name of the fee.

Response: The Fund has made the requested revisions on page 9 of Amendment No. 2, as shown in the blackline below:

The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on ~~15% of~~ our pre-incentive fee net investment income for the immediately preceding quarter. This fee is “subordinated” in the sense that the fee will not be payable until the Fund has achieved a certain level of net investment income.

5.             Comment: Please include the three bullet points from page 17 in the “Prospectus Summary—Investment Advisory Fees” subsection of the Prospectus.

Response: The Fund has made the requested revisions in the above-referenced subsection on page 10 of Amendment No. 2, as shown in the blackline below:

The payment of the subordinated incentive fee on income is payable as follows:

•	No subordinated incentive fee on income is payable to the Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the preferred return rate of 1.75% or 7% annualized, or the “preferred return” on adjusted capital;
•	100% of our pre-incentive fee net investment income, if any, that exceeds the preferred return but is less than or equal to 2.0588% in any calendar quarter (8.24% annualized) is payable to the Adviser. This portion of the subordinated incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 15.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.0588% (8.24% annualized) in any calendar quarter; and
•	For any quarter in which our pre-incentive fee net investment income exceeds 2.0588% (8.24% annualized), the subordinated incentive fee on income equals 15.0% of the amount of our pre-incentive fee net investment income, as the preferred return and catch-up will have been achieved.

6.             Comment: Please explain the changes made throughout the Prospectus to the hurdle and catch-up rates, from 1.6875% to 1.75%, and from 1.9853% to 2.0588%, respectively.

Edward P. Bartz
July 14, 2015

Response: On June 15, 2015, at an in-person meeting, of the Board of Directors of the Fund approved an amendment (“Advisory Agreement Amendment”) to the investment advisory and management services agreement between the Fund and BDCA II Adviser, LLC, the Fund’s investment adviser (the “Advisory Agreement”) to revise the amounts for the Preferred Return (as defined in the Advisory Agreement) and “catch up” percentage (as used in the Advisory Agreement) from 1.6875% quarterly (6.75% annualized) to 1.75% quarterly (7.0% annualized), and from 1.9853% quarterly (7.94% annualized) to 2.0588% quarterly (8.24% annualized), respectively. The Advisory Agreement Amendment was filed as Exhibit (g)(2) to Post-Effective Amendment No. 2.

7.             Comment: In the “Prospectus Summary—Investment Advisory Fees” subsection, disclose or explain what is meant by “preferred return.”

Response: The Fund has made the requested revisions on pages 9-10 of Amendment No. 2, as shown in the blackline below:

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on ~~15% of~~ our pre-incentive fee net investment income for the immediately preceding quarter. This fee is “subordinated” in the sense that the fee will not be payable until the Fund has achieved a certain level of net investment income. The payment of the subordinated incentive fee on income is subject to payment of a “preferred return” (a minimum percentage of net investment income that can be distributed to shareholders prior to the accrual of the incentive fees to the Adviser) ~~to investors~~ each quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.75% (7% annualized), subject to a “catch up” feature. . .

Please refer to Comment 5 above, which references a disclosure added to the “Prospectus Summary—Investment Advisory Fees” subsection that explains the purpose and function of the preferred return.

Fees and Expenses

8.             Comment: Explain why the Other Expenses amount changed from 1.69% to 0.75%.

Response: The Fund has revised the amount of Other Expenses based on operational expenses incurred since September 8, 2014 and its expected expenses for the current fiscal year. Factors contributing to the revised estimate of Other Expenses include changes in the following: historical and expected expenses for certain of the Fund’s service providers, specifically its fund administrator, fund accountant and custodian; the Fund’s investment strategy; and the Fund’s expectation of when it can commence investment operations.

Risk Factors

9.             Comment: In the last sentence of the first paragraph of the risk factor titled “Disclosures made by American Realty Capital Properties, Inc.,” please identify Nicholas Schorsch as the individual who resigned as chairman of American Realty Capital Properties, Inc., in December 2014.

Edward P. Bartz
July 14, 2015

Response: The Fund has made the requested revisions on page 25 of Amendment No. 2, as shown in the blackline below.

In December 2014, ARCP announced the resignation of Nicholas S. Schorsch, its executive chairman, who was also the chairman of our board of directors until his resignation on December 29, 2014.

10.           Comment: Please include a risk factor disclosing the illiquidity of CLOs as an investment.

Response: The Fund respectfully submits that the risk factor titled “Investments in non-investment grade CLO securities may be illiquid, may have a higher risk of default, and may not produce current returns” sufficiently discloses the illiquidity of CLOs as an investment.

Portfolio Management

11.           Comment: In the Portfolio Management section, in the biographies of Messrs. Bates and Wishe, please disclose their business experience for the last five years.

Response: The Fund has made the requested revisions on page 78 of Amendment No. 2, as shown in the blackline below.

Ira Wishe serves on our Adviser’s Investment Committee and as a Portfolio Manager for our Adviser. Mr. Wishe has also been with BDCA Adviser since February 2012 and is responsible for portfolio management over BDCA’s syndicated loan portfolio, investment research related to the fund’s energy and industrial portfolio, operations, trading and marketing. Prior to joining BDCA Adviser in 2012, Mr. Wishe was an investment analyst at MKP Capital, LLC, focusing on the firm’s investments in high yield and investment grade companies and CLOs. His role was to generate trade recommendations by performing fundamental and relative value credit analysis. Prior to MKP, in 2010, Mr. Wishe was a research analyst/trader at Tricadia Capital, LLC, as part of a team that managed two CLOs and a credit opportunity fund investing in corporate bank debt with a focus on middle market companies. Before Tricadia, in 2007, Mr. Wishe was employed by Deloitte & Touche, performing audit and consulting work for clients in the asset management/hedge fund industry. While at Deloitte, he was selected to be financially sponsored to attend the Executive MBA Program at the Stern School of Business at New York University. Mr. Wishe also holds an a BS in Accounting from Binghamton University.

Shiloh Bates, CFA® serves on our Adviser’s Investment Committee and as its Head of Structured Products. Mr. Bates has also been with BDCA Adviser since April 2012 and currently serves as its Head of Structured Products. Prior to joining BDCA Adviser, Mr. Bates was a senior credit analyst at Canaras Capital Management for two years, focusing on leveraged loans and mezzanine CLO structured products. Prior to Canaras, in 2010, Mr. Bates was a senior credit analyst at Four Corners Capital Management for five years, managing a $800 million portfolio of leveraged loans and high yield bonds financed by CLOs, private accounts and closed-end funds. Before Four Corners, in 2001, Mr. Bates was employed by ING Capital Advisors for two years, performing in-depth financial analysis of distressed investments in telecommunication and technology companies. Mr. Bates holds a BA in Political Science from Virginia Tech, a Master of Public Policy from Harvard University, John F. Kennedy School of Government, a Master of Financial Mathematics from the University of Chicago and a Master of Statistics from Columbia University. Mr. Bates also served in the U.S. Army Reserves Special Operations Command as a Specialist for six years.

Edward P. Bartz
July 14, 2015

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely, /s/ Martin H. Dozier Martin H. Dozier

cc:	James A. Tanaka, General Counsel, RCS Capital
Christopher D. Carlson, Assistant General Counsel, RCS Capital
Martin H. Dozier, Alston & Bird LLP